McDermott Will & Emery LLP
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Los Angeles, California 90067
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75564-017

VIA EDGAR AND COURIER

April 19, 2007

Mr. Larry Spirgel
Assistant Director
Mail Stop 3561
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:      Lucy’s Cafe, Inc.
Form SB-2 Registration Statement
File No: 333-140591

Dear Mr. Spirgel:

Enclosed for electronic filing via EDGAR pursuant to the Securities Act of 1933, as amended (the “Act”), on behalf of our client, Lucy’s Cafe, Inc. (the “Company”), is Amendment No. 1 (“Amendment No. 1”) amending the Company’s Registration Statement on Form SB-2, Registration No. 333-140591 (the “Registration Statement”), filed with the Commission on February 9, 2007. Amendment No. 1 is marked to show changes made to the Registration Statement filed on February 9, 2007.

Amendment No. 1 is being filed in response to the Staff’s letter dated March 7, 2007 to Charles Rice containing the Staff’s comments with respect to the above-referenced Registration Statement. Amendment No. 1 also includes financial information with respect to the year ended December 31, 2006, as well as other updated information. The numbers of the paragraphs below correspond to the numbers of the comments contained in the Staff’s letter.

General:

Comment:	"1.	Please update the financial statements and related financial information to include the December 31, 2006 results, as required by Rule [310] of Regulation S-B."

Response:		The Company has included financial statements and related information for the year ended December 31, 2006 in Amendment No. 1 as required by Rule 310 of Regulation S-B.

Mr. Larry Spirgel
U.S. Securities and Exchange Commission
April 19, 2007

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 22:

General and Administrative, page 28

Comment:	"2.
We understand that you incurred charges of $920,000 for services which were paid for with options and warrants in lieu of cash. You state that the respective exercise prices of the options and warrants were determined in a prior period. Please tell us why the exercise prices were determined in a prior period and how that impacted your accounting for these instruments.”

Response:
The agreements covering the issuance of the warrants for services contained specific milestones, which were required to be met before the warrants were earned. Certain of these milestones were not met until 2006. The terms of the warrants, however, were determined at the time the Company entered into the agreements in December 2003 and February 2004, respectively. The Company revised its disclosure in note 9 to its financial statements to clarify that such warrants were granted in prior periods, however, the measurement date for GAAP purposes occurred during the year in which the milestones were met and the warrants, therefore, earned (which in this case was during the year ended December 31, 2006).

Pro Forma Financial Statements

Notes to Unaudited Pro Forma Financial Statements, page F-5

Comment:	"3.
Revise to include an introductory paragraph that clearly and concisely sets forth a description of (i) the transaction presented; (ii) the entities; and (iii) the periods involved and an explanation of what the pro forma presentation shows. Specifically, please explain what each column represents. Please refer to Article 11-02(b)(2) of Regulation S-X for guidance. Further, we believe that your current presentation, beginning on page F-5, is difficult to follow and includes lengthy and duplicative disclosures. Please revise to clearly and concisely provide the information required for your investors to understand your pro forma financial statements."

Mr. Larry Spirgel
U.S. Securities and Exchange Commission
April 19, 2007

Response:
As noted above, the Company has revised the financial statements and related information presented to include the year ended December 31, 2006. Pro forma financial information is not presented since it is no longer required by Regulation S-X Rule 11-01.

Pro Forma Balance Sheet, page F-2

Comment:	"4.	Please revise notes 1- 5 to present the adjustments to the balance sheet as if the transaction occurred on September 30, 2006, as prescribed by Rule 11-02(b)(6) of Regulation S-X.”

Response:
As noted above, the Company has revised the financial statements and related information presented to include the year ended December 31, 2006. Pro forma financial information is not presented since it is no longer required by Regulation S-X Rule 11-01.

Comment:	"5.
We refer to adjustment 2 to your pro forma balance sheet. Please revise to clarify the reason it is necessary to reflect the conversion of the interest accrued on the Series A convertible promissory note. Further, please clarify that you are also reflecting the conversion of the notes in this adjustment."

Response:
As noted above, the Company has revised the financial statements and related information presented to include the year ended December 31, 2006. Pro forma financial information is not presented since it is no longer required by Regulation S-X Rule 11-01.

Comment:	"6.
We refer to adjustment 3 to your pro forma balance sheet. Please revise the note to clarify the nature of the adjustment and provide more specific detail about the material assumptions used to determine the estimated potential liability. It appears that a few words are missing from the first sentence in this note, please revise accordingly."

Response:
As noted above, the Company has revised the financial statements and related information presented to include the year ended December 31, 2006. Pro forma financial information is not presented since it is no longer required by Regulation S-X Rule 11-01.

Mr. Larry Spirgel
U.S. Securities and Exchange Commission
April 19, 2007

Comment:	"7.
We refer to adjustment 5 to your pro forma balance sheet. It is not clear how you have presented the transactions referred to in the second and third paragraphs of note 5 in your pro forma financial statements, and what they represent. Please revise to clarify."

Response:
As noted above, the Company has revised the financial statements and related information presented to include the year ended December 31, 2006. Pro forma financial information is not presented since it is no longer required by Regulation S-X Rule 11-01.

Comment:	“8.
Revise to delete adjustment 7 in your pro forma balance sheet. As stated in the first comment in this section, the pro forma balance sheet should reflect the transaction as if it had occurred on September 30, 2006, as prescribed by Rule 1102(b)(6) of Regulation S-X.”

Response:
As noted above, the Company has revised the financial statements and related information presented to include the year ended December 31, 2006. Pro forma financial information is not presented since it is no longer required by Regulation S-X Rule 11-01.

Comment:	“9.
We refer to adjustment 10 in your pro forma balance sheet. We believe that the acquisition of a private operating company by a shell company represents a recapitalization of Lucy's Cafe. Accordingly, the equity section of the combined company should present the equity of Lucy's Cafe, the legal acquirer, with the retained deficit of InterMetro. Please tell us if the adjustments presented reflect this assumption and clarify the footnote accordingly.”

Response:
As noted above, the Company has revised the financial statements and related information presented to include the year ended December 31, 2006. Pro forma financial information is not presented since it is no longer required by Regulation S-X Rule 11-01.

Comment:	“10.	We refer to adjustment 13. It is not clear why you are referring to "this 8-K." Please revise accordingly.”

Response:		This error no longer appears in the Registration Statement.

Mr. Larry Spirgel
U.S. Securities and Exchange Commission
April 19, 2007

Comment	“11.
It appears that the disclosures found on page F-5 discussing the acquisition of ATI by InterMetro are duplicated on page F-8. Please revise to provide clear, concise disclosures where most appropriate.”

Response:
As noted above, the Company has revised the financial statements and related information presented to include the year ended December 31, 2006. The Company believes that the current presentation addresses the Commission’s comment.

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We appreciate your responsiveness and assistance with this Registration Statement. Please do not hesitate to contact the undersigned at (310) 788-4182 or Mark J. Mihanovic at (650) 813-5138 if we can be of assistance.

Respectfully submitted,

/s/ Andrew T. Turney
Andrew T. Turney

Enclosures

cc:	Christine B. Adams
    Charles Rice